Mail Stop 4-9


								March 14, 2005


By mail and fax to:

David L. Smith, Jr.
President
Roanoke Technology Corporation
2720 N. Wesleyan Blvd
Rocky Mount, North Carolina 27804

Re: Roanoke Technology Corporation

      Form 8-K filed March 4, 2005
      File No. 000-26715


Dear Mr. Smith,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K

Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the auditor "was removed as independent auditor" as that wording is unclear to a reader.


Please file an amendment via EDGAR in response to these comments within 5 business days of the date of this letter, unless specified otherwise, or contact us immediately if you require additional time.
Such amendment should be filed under cover of Form 8-KA and should include the ITEM 4 designation. A letter from your former accountant addressing the revised disclosures should also be included in your amended Form 8-K and filed as Exhibit 16. To expedite the processing of the Form 8-K, please furnish a courtesy copy of the filing to the undersigned.

You may direct any questions regarding this comment to me at 202-
824-
5356.


								Sincerely,




								Robert Telewicz
								Staff Accountant

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